[Clark Letterhead]

April 12, 1995

Dear Stockholder:

On April 9, 1995, Clark Equipment Company entered into a merger agreement with Ingersoll-Rand Company and one of its subsidiaries that provides for the acquisition of Clark Equipment Company by Ingersoll-Rand Company at a price of $86.00 per share. Under the terms of the proposed transaction, an Ingersoll-Rand Company subsidiary is today amending its tender offer for all outstanding shares of Clark Equipment Company common stock to increase the offering price to $86.00 per share.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE INGERSOLL-RAND COMPANY OFFER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF CLARK EQUIPMENT COMPANY STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL CLARK EQUIPMENT COMPANY STOCKHOLDERS ACCEPT THE INGERSOLL-RAND COMPANY OFFER AND TENDER THEIR SHARES TO INGERSOLL-RAND COMPANY.

Following the successful completion of the tender offer, upon approval by the required stockholder vote, the Ingersoll-Rand Company subsidiary will be merged with Clark Equipment Company and all shares not purchased in the tender offer will be converted into the right to receive $86.00 per share in cash in the merger.

In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of CS First Boston Corporation, financial advisor to Clark Equipment Company, that the consideration of $86.00 per share to be received by the stockholders pursuant to the Ingersoll-Rand Company offer and the merger is fair to Clark Equipment Company stockholders from a financial point of view.

Accompanying this letter is a copy of the Clark Equipment Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Ingersoll-Rand Company's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully. The management and directors of Clark Equipment Company thank you for the support you have given the Company.

On behalf of the Board of Directors,
Sincerely,
Leo J. McKernan
Chairman of the Board,
President and Chief Executive Officer